Execution Version

LOAN AGREEMENT

THIS AGREEMENT dated March 20, 2026

BETWEEN:

GFL INTERNATIONAL CO., LIMITED, having an address at Flat/RM 2048B BLK 1 24/F, Lippo Centre, 89 Queensway, Admiralty, Hong Kong

(hereinafter the "Lender")

AND:

LITHIUM ARGENTINA A.G., having an address at Dammstrasse 19, 6300 Zug, Switzerland, registered with the commercial register of the canton Zug under number CHE-302.072.957

(hereinafter the "Borrower" and collectively with the Lender, the "Parties")

WHEREAS:

A. The Borrower wishes to borrow from the Lender, and the Lender has agreed to lend to the Borrower, up to ONE HUNDRED AND THIRTY MILLION U.S. DOLLARS(US$130,000,000) (the "Principal Amount") on the terms and conditions set out in this Agreement; and

B. For good and valuable consideration, the sufficiency of which is acknowledged, the parties have agreed to enter into this Agreement.

NOW THEREFORE the parties agree as follows:

1. Defined Terms

1.1 The following terms have the following meanings in this Agreement:

(a) "Advance" has the meaning ascribed in Section 2.2 hereof;

(b) "Affiliate" means, with respect to any Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with, such Person.

(c) "Agreed Currency" has the meaning ascribed thereto in Section 13.1(a) hereof;

(d) "Agreement" means this Agreement as amended or modified and in effect;

(e) "Applicable Laws" means, in respect of a Person, any domestic or foreign statute, law (including common law), ordinance, rule, regulation, standard, code, direction, judgement, order or other requirement imposed by a Government Authority having jurisdiction over that Person or its property;

(f) "Cauchari-Olaroz Project" means the lithium project at the Cauchari and Olaroz salars located in Jujuy Province, Argentina owned by Minera Exar;

(g) "Cauchari-Olaroz Project Offtake Agreement" means the second amended and restated offtake agreement among Ganfeng Lithium Co., Ltd., the Lender and the Borrower, dated August 17, 2020, as amended, supplemented or otherwise modified from time to time, with respect to the purchase and sale of Offtake from the Cauchari-Olaroz Project by the Borrower;

(h) "Cauchari Shareholder Agreement" means the second amended and restated shareholders agreement with respect to the Cauchari-Olaroz Project between, inter alios, the Lender and the Borrower, as amended, restated, supplemented or otherwise modified from time to time;

(i) "CB 2027 Notes" means the U.S.$258,750,000 aggregate principal amount of convertible senior notes of the Borrower which are unsecured, bear interest at a rate of 1.75% per annum, payable semi-annually in arrears, and mature on January 15, 2027;

(j) "Claim" means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation, in each case, whether asserted, threatened, pending or existing;

(k) "Commencement of Production" means the first business day upon which Offtake has been shipped from any part or parts of the Consolidated Project (Phase 1) for the purpose of earning revenue (excluding for milling or bulk sampling purposes);

(l) "Conditions Precedent" means the conditions precedent in Section 2.2hereof;

(m) "Consolidated Project" means the lithium brine project in the Salta province of Argentina resulting from the consolidation of the Projects, as contemplated to be formed pursuant to the Framework Agreement;

(n) "Control" of any Person (including, with correlative meanings, the terms "Controlling", "Controlled by" and "under common Control with") shall consist of the power, directly or indirectly, to direct the management and policies of such Person (whether through the ownership of voting securities, by contract, as trustee or executor or otherwise) and in any case shall be deemed to exist upon the ownership of securities entitling the holder thereof to exercise more than 50% of the voting power in the election of directors of such Person (or other Persons or bodies performing similar functions);

(o) "Current Liabilities" means, at any time, amounts payable by the Borrower within one year from the date of determination as determined based on the generally accepted accounting principles applicable to the Borrower;

(p) "Encumbrance" means any s restriction, burden, Claim, charge, pledge, mortgage, lien, security interest, option, power of sale, hypothecation, retention of title, royalty, net profit interest or other overriding interest, agreement limiting the transfer of voting rights, right of pre-emption, right of first refusal or other agreement, arrangement or commitment to create any of the foregoing, and any rights or privileges capable of becoming any for the foregoing, whether recorded or unrecorded, registered or unregistered, and "Encumbrances", and "Encumbered" shall have the corresponding meanings;

(q) "Event of Default" has the meaning ascribed thereto in Section 9.2 hereof;

(r) "Exar Capital" means Exar Capital B.V., a company registered under the laws of the Netherlands, with the company registration number 72869577.

(s) "Exar Permitted Encumbrances" means:

(i) Permitted Encumbrances;

(ii) any Encumbrance granted solely in connection with a bona fide debt or other financing transaction by the Borrower or an Affiliate of the Borrower, the net of proceeds of which are applied exclusively:

(A) to fund, directly or indirectly, equity contributions (or shareholder loans) to Minera Exar for capital expenditures and project costs for the construction, development, commissioning and production of the Cauchari-Olaroz Project, in each case in accordance with an annual budget and/or capital expenditure program approved in accordance with the applicable governance arrangements of Minera Exar;

(B) to enable the Borrower or such Affiliate to subscribe for, purchase or otherwise fund its pro rata participation in equity issuances or capital calls of Minera Exar for the purpose of maintaining the ownership, directly or indirectly, of the Borrower in Minera Exar,

(such financing, the "Minera Exar Permitted Financing") provided that, in each case under this paragraph (ii), all of the following conditions are satisfied:

1) such financing and the related Encumbrance shall be on commercially reasonable and arm's length terms consistent with customary market practice for similar financings(it being understood that compliance with the foregoing shall be subject to reasonable verification by the Lender upon request);

2) such financing shall not result, directly or indirectly, in any Encumbrance in respect of the Borrower and its Affiliate other than by way of the specific Encumbrances expressly permitted under subparagraph (A) and (B) above;

3) the aggregate amount of all indebtedness secured by such Encumbrances permitted under paragraph (ii) of this definition (without duplication for any guarantee or other contingent obligation), whether incurred under subparagraph (A), subparagraph (B), or any combination thereof, shall not exceed $200,000,000 outstanding at any time;

4) such financing and the related Encumbrance shall not include any terms that would materially and adversely affect the Borrower's ability to perform its Obligations under this Agreement; and

(iii) any Encumbrance required to be provided by the Borrower or an Affiliate thereof in connection with any financing of the Cauchari-Olaroz Project with respect to any royalty, streaming facility or similar agreement, provided that such agreement shall have been duly approved in accordance with the applicable governance arrangements of Minera Exar;

(t) "Fiscal Quarter" means each successive three-month period ending on March 31, June 30, September 30, and December 31 in any fiscal year of the Borrower;

(u) "Framework Agreement" means the Framework Agreement dated August 12, 2025, entered into by and between the Borrower and the Lender, as amended, restated, supplemented or otherwise modified from time to time;

(v) "GFL Parent" means Ganfeng Lithium Group Co., Ltd.;

(w) "Government Authority" means the government of any specified or relevant country, as well as any political subdivision thereof, whether provincial, state or municipal, and any agency, authority, instrumentality, regulatory body, court or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to that government;

(x) "Initial Advance" has the meaning assigned to it in Section 2.2 hereof;

(y) "Intercreditor Agreement" has the meaning assigned to it in Section 6.1;

(z) "Legal Fees" means all reasonable and documented out-of-pocket legal fees, costs and expenses incurred by or on behalf of the Lender in connection with the negotiation, preparation, execution, amendment, enforcement or protection of its rights under this Agreement, including in relation to any Event of Default or potential Event of Default;

(aa) "Loan" means the Principal Amount, together with all accrued and unpaid interest;

(bb) "Loan Payment" has the meaning ascribed thereto in Section 4.1 hereof;

(cc) "Material Adverse Change" means any material and adverse change or changes, or the occurrence of any material and adverse event or condition, in the assets, liabilities or business condition (financial or otherwise) of the Borrower and its subsidiaries, taken as a whole; provided that in no event shall any matter which adversely and significantly affects, in general, the Argentine lithium industry or the global lithium industry be deemed a Material Adverse Change unless such changes disproportionately affect the Borrower and its subsidiaries, taken as a whole, as compared to other participants in such industry.

(dd) "Maturity Date" means earlier of the date that is six (6) years from the date of the Initial Advance and (ii) December 31, 2032.

(ee) "Millennial" means Millennial Lithium B.V. a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, registered with the Dutch Chamber of Commerce under number: 95876391;

(ff) "Millennial Permitted Financing" any direct or indirect financing of Millennial or the Consolidated Project, as approved from time to time in accordance with the applicable governance arrangements of Millennial and, to the extent the Lender is not a shareholder, the Lender;

(gg) "Millennial Pledge" has the meaning ascribed thereto in Section 5.1 hereof;

(hh) "Minera Exar" means Minera Exar S.A., a company domiciled in Argentina, which intends to develop, construct, own and operate the Cauchari-Olaroz Project;

(ii) "Minera Exar Distributions" means any dividend, return of capital, distribution or other similar payment made by Minera Exar to the Borrower, and any dividend, return of capital, distribution or other similar payment made by Exar Capital to the Borrower to the extent funded, directly or indirectly, from any amount paid by Minera Exar to Exar Capital in repayment (whether of principal, interest or otherwise) of any outstanding advances made by Exar Capital to Minera Exar.;

(jj) "Obligations" means, collectively and at any time and from time to time, all of the indebtedness, liability, and obligations (present or future, absolute or contingent, matured or not) of the Borrower to the Lender under, pursuant or relating to this Agreement and whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and including all principal, interest, fees, legal and other costs, charges, and expenses, and other amounts payable by the Borrower under this Agreement;

(kk) "Offtake" means all chemical products produced from either: (i) the Consolidated Project or (ii) the Cauchari-Olaroz Project;

(ll) "Offtake Agreement" has the meaning ascribed thereto in Section 8.1(b) hereof;

(mm) "Pastos Grandes Loan" means the loan in the initial principal amount of $65 million advanced by Proyecto Pastos Grandes S.A. to Minera Exar pursuant to a loan facility agreement of which offer was issued by Minera Exar on July 19, 2024, as amended, together with accrued and unpaid interest thereon (which interest was US$4,905,596 as at May 31, 2025);

(nn) "Payment Currency" has the meaning ascribed thereto in Section 13.1(a) hereof;

(oo) "Permits" means the permits required by the Borrower to operate its business in all material respects in accordance with all Applicable Laws and required authorizations, permits, licenses, consents, and approvals of Government Authorities and other Third Parties with respect to this Agreement and the Millennial Pledge;

(pp) "Permitted Encumbrances" means the following:

(i) Encumbrances in favour of the Lender;

(ii) security interests created solely to secure a Permitted Notes Financing;

(iii) security interests created solely to secure a Millennial Permitted Financing;

(iv) Encumbrances imposed by law for taxes, assessments or governmental charges or levies not yet due or which are being contested in good faith and by appropriate proceedings diligently conducted if adequate reserves with respect thereto are maintained;

(v) undetermined or inchoate liens, rights of distress, and charges incidental to current operations which have not at such time been filed or exercised or which relate to obligations not due or payable, or if due, the validity of which is being contested in good faith and by appropriate proceedings diligently conducted;

(vi) Encumbrances arising in connection with workers' compensation, employment insurance, pension, and employment or other social security laws or regulations in respect of amounts which are not due or delinquent; and

(vii) Encumbrances agreed to by the Lender, acting reasonably;

(qq) "Permitted Notes Financing" means any financing and restructuring measures with respect to any repayment, refinancing, replacement, restructuring of the CB 2027 Notes or any part thereof, or any further refinancing or replacement from time to time of the foregoing, including by way of revolving credit facility;

(rr) "Person" means any individual, firm, partnership, joint venture, whether incorporated or unincorporated, corporation, limited liability company, trust, estate, unincorporated organization, association, institution, or other entity, including any Government Authority (or any department, agency or political subdivision thereof);

(ss) "PG Project" means the Pastos Grandes lithium brine project in the Salta province of Argentina operated by Proyecto Pastos Grandes S.A.;

(tt) "Phase 1" the initial phase of commercial production.

(uu) "PPG Project" means the Pozuelos-Pastos Grandes lithium brine project in the Salta province of Argentina operated by Lithea Inc. through Lithea Inc. Sucursal Argentina, a branch registered in Argentina;

(vv) "Principal Amount" has the meaning ascribed thereto in Recital A hereof;

(ww) "Preferential Offtake Rights" has the meaning ascribed thereto in Section 8.1 hereof;

(xx) "Projects" means collectively, the PPG Project, the PG Project and the Puna Project;

(yy) "Puna Project" means the Sal de Puna lithium brine project in the Salta province of Argentina operated by Puna Argentina S.A.U.;

(zz) "Security Document" has the meaning ascribed thereto in Section 5.1 hereof as well as any other agreement, instrument or document creating or evidencing a security interest, Encumbrance or other security arrangement granted or to be granted by the Borrower or any of its Affiliates in favour of the Lender in connection with this Agreement, as the same may be amended, supplemented or restated from time to time.

(aaa) "Senior Financing" has the meaning ascribed thereto in Section 6.1 hereof;

(bbb) "SOFR" means a rate per annum equal to the secured overnight financing rate for such business day published by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) on the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org (or any successor source for the secured overnight financing rate identified as such by the administrator of the secured overnight financing rate from time to time); and

(ccc) "Third Parties" means any Person other than the Parties and their Affiliates.

1.2 All statements of or references to dollar amounts in this Agreement mean U.S. dollars.

1.3 In this Agreement "business day" means any day, other than a Saturday or Sunday, on which commercial banks located in New York (U.S.A.), Toronto (Canada), Hong Kong SAR, People's Republic of China and Buenos Aires (Argentina) are open for banking business during normal banking hours.

2. Advances

2.1 The Lender agrees, on the terms and conditions of this Agreement, to make available to the Borrower advances in an aggregate principal amount of up to ONE HUNDRED AND THIRTY MILLION U.S. DOLLARS (US$130,000,000).

2.2 The Principal Amount shall be available to the Borrower in one or more advances (each, an "Advance" and the first Advance, the "Initial Advance") subject to the following terms and conditions, and provided no Advance may be made prior to October 1, 2026:

(a) the Borrower gives the Lender written notice of a request for an Advance at least 15 business days prior to the date of such Advance;

(b) on or prior to the date of the Initial Advance or concurrently therewith, the Borrower shall have either (i) effected a repayment, refinancing, replacement, restructuring or amendment of the CB 2027 Notes or (ii) otherwise made arrangements with respect to the CB 2027 Notes, in each case in the manner satisfactory to the Lender, in its sole and absolute discretion, and provided that any of the foregoing arrangements shall not reasonably expected to be materially adverse to the Lender's rights under this Agreement or any Security Document. Without limiting the generality of the foregoing, the arrangements referred to in subsection (ii) herein shall include applying the proceeds from the Initial Advance against the amount owing under the CB 2027 Notes and include, but not be limited to, the Borrower's ability to deliver evidence of sufficient cash on hand, projected cash flows, financing arrangements, or a combination thereof, which when combined with proceeds from the Initial Advance, are sufficient to satisfy payment of such outstanding debt obligations;

(c) the Millennial Pledge shall have been executed by the Borrower and Millennial and granted in favour of the Lender, and all perfection, registration and filing requirements having been completed, and the Millennial Pledge constitutes a valid and enforceable first-priority security interest;

(d) the Borrower and the Lender continue to advance in good faith the transactions contemplated by the Framework Agreement;

(e) the Borrower shall at all times be able to satisfy its Current Liabilities as they come due and otherwise be solvent;

(f) the Borrower shall have delivered to the Lender evidence reasonably satisfactory to the Lender that it has received all required Permits of Government Authorities;

(g) no Event of Default shall have occurred and is continuing on the proposed Advance date;

(h) no Material Adverse Change shall have occurred after the date of this Agreement; and

(i) the Advance requested must be in a minimum amount of $10,000,000 and no more than one Advance may be made within any 30-day period.

The aforementioned conditions are separate and independent, and are for the sole benefit of the Lender and may be waived in writing by the Lender at any time.

2.3 The Borrower shall apply the proceeds of each Advance solely to satisfy its payment obligations when due under the CB 2027 Notes and shall not use the proceeds of any Advance for any other purposes without the prior written consent of the Lender.

2.4 Advances hereunder are available until the Maturity Date, after which time the Lender is under no obligation to make further advances.

3. Interest

Interest on each Advance shall accrue from (and including) the date on which the Advance is made until it is repaid in full at a rate per annum equal to SOFR plus 250 basis points. Interest shall accrue daily and be calculated on a daily basis on the basis of a 360-day year.

4. Repayment

4.1 Prior to the occurrence of an Event of Default, and subject to Section 6 hereof, following the date of the Initial Advance, for so long as the Borrower receives in any fiscal year any amounts of Minera Exar Distributions in excess of US$20,000,000, the Borrower shall have the obligation to pay to the Lender fifty percent (50%) of such excess portion of the Minera Exar Distributions (each, a "Loan Payment"), free of all set-off, deduction or counterclaim, until all amounts owing to the Lender under this Agreement have been indefeasibly paid in cash in full. Each Loan Payment shall be applied as follows:

(a) first, in respect of any indemnified amounts due hereunder;

(b) second, to accrued and unpaid interest owing hereunder; and

(c) third, to any principal amounts outstanding hereunder.

4.2 The Borrower shall pay accrued interest on all outstanding Advances in cash quarterly in arrears on the last business day of each Fiscal Quarter, until all amounts owing under this Agreement have been paid in full.

4.3 Any amount outstanding under any Advance on the Maturity Date shall be due and payable on the Maturity Date, together with all outstanding interest, fees, costs and expenses in accordance with the terms of this Agreement.

4.4 Amounts repaid pursuant to this Section 4 shall not be re-borrowed.

4.5 The Borrower may prepay all or any portion of the Loan at any time and from time to time, without premium or penalty, on not less than 10 business days' prior written notice; provided that each partial prepayment shall be in a minimum amount of US$1,000,000. Any such prepayment shall be applied first, in respect of any indemnified amounts due under this Agreement; second, to accrued and unpaid interest owing under this Agreement; and third, to principal outstanding under this Agreement. The Borrower may cancel at any time any undrawn amount of the facility available hereunder.

4.6 For the avoidance of doubt, the Parties agree that:

(a) any distributable cash of Minera Exar, whether directly to the Borrower or indirectly through any intermediate holding entity (including Exar Capital B.V. or any successor or intermediary entity) to or for the benefit of the Borrower, shall be first applied to the repayment of the Pastos Grandes Loan until all amounts owing thereunder have been repaid in full and prior to the full repayment of the Pastos Grandes Loan, no Minera Exar Distribution shall be made to the Borrower; and

(b) Lender shall have the right to direct Minera Exar to pay to the Lender the relevant amounts of Minera Exar Distributions in discharge of the Borrower's obligation to make a Loan Payment pursuant to Section 4.1 hereof.

5. Security; Negative Pledge

5.1 As general and continuing security for the payment and performance of the Obligations, howsoever arising or incurred, the Borrower shall, on or prior to the Initial Advance, execute and deliver to the Lender, in form and substance reasonably satisfactory to the Lender, a Dutch law governed first-priority pledge agreement (a draft form being appended hereto as Schedule "A" for reference) (the "Security Document") over all of the Borrower's present and future shares in the capital of Millennial and all related rights, distributions, proceeds and claims (the "Millennial Pledge"), free and clear of any Encumbrances other than any Permitted Encumbrances, and shall take, and procure that all necessary steps are taken, at its own cost, to ensure that the Millennial Pledge is duly perfected, registered and enforceable in accordance with applicable law and that the Lender's security interest thereunder constitutes a valid and first-ranking security interest. For avoidance of doubt, the Lender shall not unreasonably withhold, delay or condition its consent to releasing any security interest created in or over the capital of Millennial to the extent that such release is necessary for implementing the transactions contemplated by the Framework Agreement.

5.2 The Borrower shall, at all times following the date of the Initial Advance, keep the Borrower's equity interests in Minera Exar free and clear of all Encumbrances other than Exar Permitted Encumbrances. For the purposes of this Section 5.2, from and after the date of the Initial Advance, the Borrower shall not, without the prior written consent of the Lender, enter into or permit to subsist any arrangement or transaction having a similar economic or practical effect to an Encumbrance over its equity interests in Minera Exar other than an Exar Permitted Encumbrance, including any voting arrangement, trust, option, profit participation, hedging or similar agreement where the effect of which would be to transfer, encumber or restrict any the economic benefits, voting rights or control associated with such equity interests, but excluding the Cauchari Shareholder Agreement and the shareholders agreement to be entered into by the Lender and Borrower pursuant to the transactions contemplated under the Framework Agreement.

6. Subordination

6.1 Notwithstanding any other provision of this Agreement to the contrary, the Lender agrees to subordinate or partially release, as required by any such third-party creditor, the Millennial Pledge to any Encumbrance incurred solely and exclusively for a Permitted Notes Financing or Millennial Permitted Financing (in each case, a "Senior Financing"), and agrees to enter into an intercreditor or subordination agreement (the "Intercreditor Agreement") on commercially reasonable terms to effect the foregoing provided that:

(a) to the extent any such Senior Financing is secured, the Borrower shall have attempted to secure such financing on an unsecured basis for the relevant purpose, but was unable to do so on terms acceptable to the Borrower's board of directors;

(b) the requirement for the Lender's subordination or partial release, as the same is determined by the third-party creditor, of Millennial Pledge is a mandatory condition for the relevant third-party financing to proceed, and the Borrower shall, upon the Lender's request, provide reasonably satisfactory supporting documentation evidencing such requirement;

(c) any subordination or partial release of the Millennial Pledge by the Lender shall be limited to the minimum portion reasonably required in connection with the relevant financing and shall be proportionate to the principal amount of such financing relative to the overall capital structure of Millennial.

(d) the initial principal amount of the Senior Financing is at least the lesser of (i) US$50,000,000 and (ii) the principal amount outstanding under this Agreement; and

(e) the Lender's subordination or partial release, as the case may be is the sole remaining condition precedent which is not satisfied or waived to the closing or effectiveness of the Senior Financing (other than those conditions which would be satisfied concurrently with Lender subordination, partial release or waiver);

6.2 For the avoidance of doubt, any subordination or partial release of the Millennial Pledge pursuant to this Section shall apply solely to the priority and enforcement of the Millennial Pledge and shall not, of itself, constitute or imply any subordination, deferral or restriction of the Borrower's payment obligations (including principal, interest or other amounts) under this Agreement.

7. Covenants

7.1 The Borrower shall, following the date of the Initial Advance:

(a) subject to Section 6 hereof and to the extent any Advance is outstanding, within three (3) business days after its receipt (or deemed receipt) of a relevant Minera Exar Distribution, duly and punctually pay a Loan Payment to the Lender in accordance with this Agreement, free and clear of any deduction, set-off or counterclaim;

(b) subject to Section 6 hereof, make all interest payments when due in accordance with Section 4.2;

(c) provide the Lender with all such information and documents (including, without limitation, quarterly financial information and audited annual financial statements of the Borrower) as the Lender may reasonably require in order to carry out the intention of this Agreement or to verify the Borrower's compliance with this Agreement;

(d) promptly notify the Lender of any material litigation, arbitration, regulatory investigation, loss of any material Permit, Material Adverse Change or other circumstance that has had or could reasonably be expected to have a material adverse effect on the Borrower or its assets, the Millennial Pledge, or the Borrower's ability to perform its obligations under this Agreement;

(e) do all acts required to maintain its corporate existence and its capacity to perform its Obligations under this Agreement; and

(f) give the Lender written notice of any Event of Default promptly and in any event within 2 business days on the occurrence of such an event.

7.2 From and after the date of the Initial Advance, the Borrower shall not:

(a) alter any of its constitutional documents or its corporate organization in any manner that would materially adversely affect the Borrower's ability to preform its Obligations under this Agreement, or the enforceability or priority of the Millennial Pledge, other than as necessary to implement the transactions contemplated by the Framework Agreement;

(b) sell, transfer, assign or otherwise dispose of any of its material assets, in a manner that would reasonably be expected to adversely affect the Borrower's ability to perform its Obligations under this Agreement or the value of the Millennial Pledge, except (i) in connection with the transactions contemplated by the Framework Agreement or (ii) in the ordinary course of business consistent with its past practice and not involving any extraordinary, non-recurring or value-leakage transaction other than any royalty, streaming facility or similar agreement with respect to Minera Exar to the extent that such agreement has been duly approved in accordance with the applicable governance arrangements of Minera Exar or as otherwise agreed to by the Lender;

(c) sell, dispose, transfer or assign any shares it holds in Minera Exar or Millennial other than as security in connection with an Encumbrance expressly permitted by this Agreement or in connection with the transactions contemplated by the Framework Agreement;

(d) vote the shares it holds in Minera Exar or Millennial in any manner which would materially and adversely impact the Lender, in its capacity as lender, or the Loan or which would reasonably be expected to materially dimmish the value of the Millennial Pledge other than in connection with transactions contemplated by the Framework Agreement or as otherwise agreed by the Lender, including to the extent the Lender is a shareholder of Millennial, voting such shares in the same manner which the Lender is voting its shares in Millennial, directly or indirectly or otherwise in accordance with the terms of any shareholders agreement to which the Lender, in its capacity as shareholder, is party; and

(e) take or omit to take any action  (including by way of entering into any arrangement, exercising voting rights or otherwise) that would circumvent, undermine or frustrate the operation or intent of this Agreement or do any act which could adversely affect (i) the Borrower's payment Obligations under this Agreement, (ii) the Lender's rights under this Agreement (including, without limitation, the right to receive Minera Exar Distributions as Loan Payment and the Preferential Offtake Rights under Section 6 hereof), or (iii) the effectiveness or enforceability of the Millennial Pledge.

7.3 From and after the date of this Agreement, the Borrower shall not, without providing notice to the Lender:

(a) declare or make any dividend or other distribution, repay any shareholder debt, or make any other restricted payment to any shareholder or Affiliate, in each case other than distributions expressly required under this Agreement or the Framework Agreement and not adverse to the Lender;

(b) amend, waive, supplement, terminate or consent to any action under the Framework Agreement, the Cauchari-Olaroz Project Offtake Agreement, any shareholders agreement relating to Millennial or Minera Exar, or any material document relating to the collateral or the cash flows intended to service the Loan, in each case in a manner materially adverse to the Lender, without the prior written consent of the Lender;

(c) enter into any transaction with any Affiliate except on arm's length terms fair and reasonable to the Borrower and not materially adverse to the interests of the Lender;

(d) incur, assume or permit to exist any indebtedness for borrowed money other than (i) the Loan, (ii) the Senior Financing, the Minera Exar Permitted Financing or other indebtedness expressly permitted under this Agreement and (iii) trade and operating liabilities incurred in the ordinary course of business;

7.4 The covenants set forth in sections 7.1, 7.2 and 7.3 shall remain in effect and apply so long as there are any amounts outstanding under the Loan.

8. Offtake Entitlement

8.1 During the term of this Agreement for so long as there shall have been an Advance made hereunder and for so long as there shall be Advances outstanding under this Agreement that together with accrued interest thereon have not been repaid, upon the Lender's request the following preferential Offtake rights (the "Preferential Offtake Rights") shall be applicable:

(a) unless and until the both the formation of the Consolidated Project and the Commencement of Production, the Borrower will allocate up to an annual amount of 6kt of the Borrower's entitlement under the Cauchari-Olaroz Project Offtake Agreement to the Lender on substantially the same terms and conditions as provided for in the Cauchari-Olaroz Project Offtake Agreement, to the extent any such Offtake is available and is not otherwise allocated under any offtake agreements entered into by the Borrower and in effect as of the date of this Agreement, as the same may be amended, modified or restated from time to time; and

(b) commencing as at and from both the formation of the Consolidated Project and the Commencement of Production, the Borrower will allocate a portion of its Offtake entitlement from Phase 1 of the Consolidated Project, to a maximum equal to the lesser of 6kt LCE or 50% of the Borrower's Phase 1 Offtake entitlement on an annual basis. The terms and conditions for such Offtake shall be the same as provided for in the offtake agreements to be entered into by Millennial and its shareholders with respect to the purchase and sale of Offtake from the Consolidated Project (the "Offtake Agreement").

8.2 Commencing as of the month following the date upon which the Borrower shall have repaid all Advances outstanding under this Agreement together with accrued interest, the Lender's Preferential Offtake Rights shall terminate and the Lender's right to purchase Offtake from the Consolidated Project shall be as set forth in the Offtake Agreement, provided that, for the avoidance of doubt, such termination shall occur only upon the full and irrevocable repayment in cash of all such amounts and shall not be deemed to have occurred solely as a result of any temporary repayment, prepayment, refinancing, replacement or restructuring of any Advance or of this Agreement to the extent that the Lender continues to have any outstanding economic exposure in respect thereof.

8.3 If the Lender's Preferential Offtake Rights shall terminate pursuant to the provisions of Section 8.2, but subsequently the Borrower shall receive further Advances under this Agreement, commencing as of the month of any such subsequent Advance, the Lender's Preferential Offtake Rights shall again be applicable.

8.4 If the Lender's Preferential Offtake Rights commence or terminate during the course of any annual period, the Lender shall be entitled to purchase a pro rata portion of the applicable annual amount, calculated by reference to the number of calendar months during such annual period for which the Preferential Offtake Rights are applicable (any partial month being counted as one full month).

9. Default

9.1 Upon the occurrence of an Event of Default which is continuing the Lender may, in its discretion and in addition to any other rights and powers held by the Lender:

(a) declare the whole or any part of the Loan to be in default and immediately due and payable and thereupon the Loan and all other amounts owing hereunder will immediately become due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived by the Borrower;

(b) demand payment of the Loan, and all other amounts owing hereunder, from the Borrower; and

(c) exercise any rights and remedies afforded to the Lender under the Millennial Pledge, subject to any Intercreditor Agreement, or otherwise in accordance with Applicable Law.

9.2 For the purposes of this Agreement, following the date of the Initial Advance, an "Event of Default" will mean any one of the following:

(a) the Borrower fails to pay any amount payable under this Agreement when due and such non-payment continues for three (3) business days;

(b) any representation, warranty or statement made or deemed to be made by the Borrower in or in connection with this Agreement or any Security Document is or proves to have been incorrect, misleading or untrue in any material respect when made or deemed to be made and, to the extent capable of being cured, has not been cured within 10 Business Days of the Borrower being notified by the Lender of such default or breach;

(c) any default or breach by the Borrower of its obligations under this Agreement or any Security Document that has not been cured within 10 business days of the Borrower being notified by the Lender of the default or breach, provided that no cure period shall apply to any default or breach which is not capable of remedy;

(d) any default or event of default under the Senior Financing, the Minera Exar Permitted Financing, or any other debt financing of the Borrower of a principal amount in excess of US$ 10,000,000, which results in the respective lender thereunder taking steps to accelerate such financing or to enforce the security interest in connection with such financing;

(e) if the Borrower makes an assignment for the benefit of its creditors, makes a proposal to its creditors, admits its inability to pay its debts as they fall due, or if any receivership, bankruptcy, reorganization, arrangement, debtor's relief or other insolvency proceedings involving the Borrower as a debtor is commenced, whether by the Borrower or any Third Party other than the Lender or GFL Parent or an Affiliate thereof;

(f) if Minera Exar makes an assignment for the benefit of its creditors, makes a proposal to its creditors, admits its inability to pay its debts as they fall due, or if any receivership, bankruptcy, reorganization, arrangement, debtor's relief or other insolvency proceedings involving Minera Exar as a debtor is commenced, whether by Minera Exar or any Third Party;

(g) the Millennial Pledge ceases for any reason to be valid and enforceable or any Encumbrance created by the Millennial Pledge ceases to be enforceable and of the same effect and priority purported to be created thereby, subject only to Permitted Encumbrances, and unless such lack of enforceability or priority either (i) arises solely as a result of the acts or omissions by the Lender or (ii) is otherwise remedied within 10 business days of the Borrower becoming aware of the same; and

(h) any judgment or order for the payment of money in excess of US$5,000,000 is rendered against the Borrower and remains unstayed for at least 30 days.

(i) it becomes unlawful or impossible for the Borrower to perform any of its material obligations under this Agreement or any Security Document;

(j) the Millennial Pledge or any provision of any Security Document ceases to create a valid and perfected first-priority security interest in the collateral purported to be covered thereby (other than as a result of a release expressly permitted by this Agreement), or the Borrower contests the validity or enforceability of any Security Document;

(k) any representation or warranty made or deemed made by the Borrower in this Agreement, any Security Document or any certificate or notice delivered in connection herewith proves to have been incorrect, incomplete or misleading in any material respect when made or deemed made and such breach remains uncured for a period of 10 business days after the earlier of (x) the Borrower becoming aware of such breach, or (y) written notice to the Borrower from the Lender; and

(l) the Borrower takes or omits to take any action which has the effect of circumventing, undermining or frustrating the operation or intent of this Agreement, including the Lender's rights in respect of the Loan, the Preferential Offtake Rights, Loan Payment, Millennial Pledge or the subordination arrangement.

10. Representations and Warranties

10.1 The Borrower represents and warrants to the Lender as of this Agreement that:

(a) it has full power, capacity, authority and legal right to borrow in the manner and on the terms and conditions set out in this Agreement;

(b) it is not in default under any agreement or instrument to which it is a party and which default would materially adversely affect its ability to observe and perform its obligations hereunder;

(c) there are no pending or threatened actions or proceedings against it before any court or administrative agency which may materially adversely affect its financial condition or its obligations to fulfill the terms of this Agreement;

(d) it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all requisite power and authority to own its assets and to carry on its business as such business is presently carried on;

(e) it has full power, capacity, authority and legal right to execute and deliver this Agreement and to do all such acts and things as are required to be done, observed and performed in accordance with the terms of this Agreement;

(f) all corporate acts and proceedings necessary to authorize the execution, delivery and performance of this Agreement have been duly taken by it, and this Agreement has been duly executed and delivered by it and constitutes valid and legally binding agreement of it, enforceable against it in accordance with the terms hereof;

(g) the execution and delivery of this Agreement and the performance of or compliance with the terms of this Agreement will not result in a breach or constitute a default under or require any consent under the terms or conditions of any agreement or instrument to which it is a party or by which it is bound;

(h) neither it nor, to its knowledge, any of its directors, officers or Affiliates is in violation of any applicable anti-money laundering, anti-corruption or economic sanctions laws in a manner that could reasonably be expected to impair the enforceability of this Agreement or the transactions contemplated hereby;

(i) its payment obligations under this Agreement rank at least pari passu with all of its other present and future unsecured and unsubordinated indebtedness, other than obligations mandatorily preferred by law; and

(j) it is the sole legal and beneficial owner of the shares in the capital of Millennial purported to be subject to the Millennial Pledge, free and clear of all Encumbrances other than Permitted Encumbrances.

11. Indemnification

11.1 The Borrower agrees to indemnify, defend and hold harmless the Lender and each of its Affiliates and their respective directors, officers, employees, partners, principals, attorneys, agents, trustees, administrators, managers, advisors, and representatives (each, a "Related Party" and together with the Lender, each an "Indemnified Party") from and against any and all claims, actions, proceedings, damages, losses, liabilities and related expenses (including the reasonable fees, charges and disbursements of any counsel for any Indemnified Party, and costs of investigation, enforcement, defense, settlement or appeal) incurred by any Indemnified Party or asserted against any Indemnified Party by any Person (including the Borrower) other than such Indemnified Party and its Related Parties, arising out of, in connection with, or by reason of:

(a) the execution or delivery of this Agreement or any agreement or instrument contemplated in the Agreement, the performance by the parties thereto of their respective obligations under this Agreement or the consummation of the transactions contemplated by this Agreement;

(b) any Advance or the actual or proposed use of the proceeds therefrom; or

(c) any investigation, litigation, arbitration, regulatory action or proceeding relating to any of the foregoing, whether or not such Indemnified Party is a party thereto,

provided that, such indemnity shall not be available to any Indemnified Party to the extent that such claims, damages, losses, liabilities or related expenses (A) are finally determined by a court of competent jurisdiction in a non-appealable decision to have resulted directly from the gross negligence or wilful misconduct of such Indemnified Party, or (B) result from a successful claim brought by the Borrower against any Indemnified Party for breach in bad faith of such Indemnified Party's obligations under this Agreement.

11.2 The indemnification obligations under this Section shall survive the repayment of the Loan, the termination or expiration of this Agreement and the consummation of the transactions contemplated hereby.

12. Non-Assignment

The Borrower may not assign, transfer, novate or otherwise dispose of any of its rights or obligations under this Agreement without the prior written consent of the Lender. The Lender may at any time assign its rights and obligations under this Agreement without the prior written consent of the Borrower, provided that such assignment shall not increase the Borrower's obligation hereunder.

13. Currency

13.1 If:

(a) any amount payable by the Borrower under this Agreement is received by the Lender in a currency (the "Payment Currency") other than U.S. dollars (the "Agreed Currency"), whether voluntarily or pursuant to an order, judgment or decision of any court, tribunal, arbitration panel or administrative agency or as a result of any bankruptcy, receivership, liquidation or other insolvency type proceedings or otherwise; and

(b) the amount so produced by converting the Payment Currency so received into the Agreed Currency is less than the relevant amount of the Agreed Currency;

then

(c) the amount so received shall constitute a discharge of the liability of the Borrower under this Agreement only to the extent of the amount produced pursuant to the conversion described in clause (b) above; and;

(d) the Borrower shall indemnify and save the Lender harmless from and against such deficiency and any loss or damage arising as a result thereof.

13.2 Any conversion pursuant to this Agreement shall be made at the prevailing rate of exchange on the date the Payment Currency is received and in such market as is determined by the Lender, in its sole discretion, as being the most appropriate for such conversion. The Borrower shall in addition pay the costs of such conversion.

14. Legal Fees

Upon demand by the Lender the Borrower shall reimburse the Lender for, and shall pay to the Lender an amount equal to, the Legal Fees incurred by the Lender.

15. Amendment

No amendment, waiver or modification of this Agreement in whole or in part will be enforceable against the Lender unless it is in writing expressed to be a modification of this Agreement.

16. Binding Effect

This Agreement shall be binding on the Borrower, and its successors and assigns and shall enure to the benefit of the Lender and its successors and assigns.

17. Time is of the Essence

Time is of the essence of this Agreement.

18. Further Assurances

The Borrower hereby covenants and agrees to execute such further and other documents and instruments and to do such further acts and other things as may be required by the Lender to implement and carry out the intent of this Agreement.

19. Governing Law; Dispute Resolution

19.1 This Agreement, and any non-contractual obligations arising out of or in connection with it, and the documents to be entered into pursuant to it, save as expressly referred to therein, shall be governed by and construed in accordance with the laws of Singapore, excluding the provisions concerning the conflict of laws.

19.2 All disputes, disagreements, controversies, questions or Claims arising out of or relating to this Agreement, and all other agreements entered into pursuant to the terms of this Agreement shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre in accordance with the arbitration rules of the Singapore International Arbitration Centre for the time being in force, which rules are deemed to be incorporated by reference in this clause. The seat of the arbitration shall be Singapore. The arbitration tribunal shall consist of three arbitrators. The language of the arbitration shall be English. The law governing the arbitration shall be the laws of Singapore.

19.3 Without limiting the right of the Parties to obtain interim or conservatory measures in a court of competent jurisdiction, the arbitral tribunal referenced in Section 19.2 shall have full authority to grant provisional remedies or order the Parties to request that a court modify or vacate any temporary or preliminary relief issued by such a court, and to award damages for the failure of any Party to respect the arbitral tribunal's orders to that effect.

20. Headings

The headings appearing in this Agreement have been inserted for reference and as a matter of convenience and in no way define, limit or enlarge the scope or meaning of this Agreement or any provision hereof.

21. Notice

21.1 Any notice, statement, demand, offer or other written instrument required or permitted to be given pursuant to this Agreement shall be in writing signed by the Party giving such notice and shall be sent by e-mail, facsimile, hand messenger delivery, or overnight courier service, to the other Party at the address set forth below:

(a) If to the Borrower

Lithium Argentina A.G.

Attention: Sam Pigott
Email: [Redacted - Personal Information]

with a copy to:

Cassels Brock & Blackwell LLP
Suite 2200, RBC Place
885 West Georgia Street
Vancouver, BC V6C 3E8

Attention: David Redford
Email: dredford@cassels.com

(b) If to GFL:

GFL International Co., Limited

Attention: Tong Zhang
Email: [Redacted - Personal Information]

with a copy to:
Attention: Wenhan Wang
Email: [Redacted - Personal Information]

21.2 Each Party shall have the right to change the place to which notices shall be sent or delivered or to specify additional addresses to which copies of notices may be sent, in either case by similar notice sent or delivered in like manner to the other Party. Without limiting any other means by which a Party may be able to prove that a notice has been received by another Party, all notices and communications shall be deemed to have been duly given: (a) at the time delivered by hand, if personally delivered; (b) when received, if sent by e-mail or facsimile, if received prior to 5:00 p.m., recipient's time, on a business day, or on the next business day, if received later than 5:00 p.m., recipient's time; and (c) on the date recorded on the delivery receipt, if sent by international certified mail with return-receipt requested. In any case hereunder in which a Party is required or permitted to respond to a notice from another Party within a specified period, such period shall run from the date on which the notice was deemed duly given as above provided, and the response shall be considered to be timely given if given as above provided by the last day of the period provided for such response.

22. Severability

Should any part of this Agreement be declared or held invalid for any reason, such invalidity shall not affect the validity of the remainder which shall continue in force and effect and be construed as if this Agreement had been executed without the invalid portion and it is hereby declared the intention of the parties hereto that this Agreement would have been executed without reference to any portion which may, for any reason, be hereafter declared or held invalid.

23. Counterparts

This Agreement may be simultaneously executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Agreement as to the parties hereto and may be used in lieu of the original Agreement for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement it as of the date first above written.

LITHIUM ARGENTINA A.G.

"Sam Pigott"
Name:	Sam Pigott

Title:	Executive Director & CEO

GFL INTERNATIONAL CO., LTD.

"Xiaoshen Wang"
Name:	Xiaoshen Wang

Title:	Director